Exhibit 99.1

21 May 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Pharma PLC Announces Closing of US$3.0 Million Registered Direct Offering

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, today announced the closing of its previously announced registered direct offering (the “Offering”) of 1,818,182 of its American Depositary Shares (“ADSs”) (each ADS representing five of the Company's ordinary shares (the “New Ordinary Shares”)) at a purchase price of US$1.65 per ADS (equivalent to £0.27 per New Ordinary Share). Additionally, in a concurrent private placement, the Company issued to the investors unregistered warrants to purchase up to 1,818,182 ADSs (“Warrant ADSs”). The net proceeds to Midatech from the offering are expected to be approximately US$2.6 million (£2.1 million), after deducting the placement agent's fees and other estimated offering expenses. Midatech intends to use the proceeds from the offering to fund the clinical development program of MTX110, its product for DIPG and potentially other pediatric brain cancers, develop an internal pipeline of Q-Sphera formulation for partnering, for working capital and for general corporate purposes.

H.C Wainwright & Co. acted as the exclusive placement agent for the offering.

The warrants have an exercise price of US$2.05 per ADS (equivalent to £0.34 per New Ordinary Share), subject to adjustment as set forth therein, and will be immediately exercisable. The warrants will expire five years and one-half years from the issuance date.

The ADSs described above (but not the warrants or the Warrant ADSs) were offered pursuant to a shelf registration statement (File No. 333-233901) which became effective on October 21, 2019. The offering of the ADSs was made by means of a prospectus, including a prospectus supplement, forming part of the effective registration statement. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from the SEC's website at http://www.sec.gov or from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the Warrant ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements and applicable state securities laws.

The Company expects its previously announced placing (“Placing”) to certain investors in the United Kingdom of 6,666,666 units (“Units”), with each Unit comprising one ordinary share and one warrant exercisable for one ordinary share, at an issue price of £0.27 per Unit, to close on or about 22 May 2020.

Application has been made for admission of the 15,757,576 new ordinary shares issued in the Offering, and to be issued in the Placing, for trading on AIM, which is anticipated to occur at 8:00am on 22 May 2020 (“Admission”). The new ordinary shares will rank pari passu with the existing ordinary shares of the Company.

Following closing of the Offering, the Company's issued ordinary share capital will consist of 32,585,891 ordinary shares. The Company does not hold any shares in treasury. Therefore, the total number of ordinary shares with voting rights in Midatech is 32,585,891.

The above figure of 32,585,891 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exchange rate

Unless otherwise specified, this announcement contains certain translations of US Dollar into amounts in Pounds Sterling based on the exchange rate of £1.00 = US$1.2199.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Joseph Green/ Laine Yonker
Tel: (646) 653-7030/ 7035
jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the intended use of proceeds from the Offering and the expected closing of the Placing.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.